UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

(Amendment No. 1)

HANCOCK FABRICS, INC.

(Name of the Issuer)

Hancock Fabrics, Inc.
(Name of Persons Filing Statement)

Common stock ($.01 par value)
(Title of Class of Securities)

409900 107
(CUSIP Number of Class of Securities)

Hancock Fabrics, Inc.
One Fashion Way
Baldwyn, MS, 38824
Attention: James Brown
(662) 365-6000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copy to:

C. Brophy Christensen, Esq.
Eric Sibbitt, Esq.
O’Melveny & Myers LLP
2 Embarcadero Center, 28th Floor
San Francisco, CA, 94111
(415) 984-8700

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,066,000	$137.30

* Estimated maximum price to be paid in lieu of fractional share interests to persons holding less than one whole share of common stock after the consummation of the proposed reverse stock split. This includes persons continuing as stockholders after the reverse stock split but who would have fractional share interest.

** Determined pursuant to Rule 0-11(b)(1) as $1,066,000 multiplied by .0001288.

☐

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$120.56	Filing Party:	Hancock Fabrics, Inc.

Form or Registration No.:	Schedule 13E-3	Date Filed:	May 9, 2014

INTRODUCTION

This Rule 13E-3 Transaction Statement (the “Schedule 13E-3”), is being filed by Hancock Fabrics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”), under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, in connection with a proposed “going private” transaction. After careful consideration, our Board of Directors (the “Board”) has concluded that the costs associated with being a public reporting company in the U.S. are not justified by the benefits. The primary purpose of the going private transaction is to reduce the number of record holders of the Company’s common stock, par value $0.01 per share (the “Common Stock”) to fewer than 300 allowing the Company to deregister its Common Stock under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 13(a) of the Exchange Act. After the termination of the registration of our Common Stock and suspension of our duty to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”), we will no longer be subject to the reporting and related requirements under the Exchange Act and we will cease to file reports and information with the SEC, as more fully described in the accompanying Proxy Statement (the “Transaction”).

To accomplish the reduction in the number of record holders of the Common Stock, the Company will effect a reverse stock split of the Common Stock, whereby each 1,000 shares of Common Stock outstanding as of the effective date of the reverse stock split will be converted into one whole share of Common Stock (the “Reverse Stock Split”). In lieu of issuing any fractional shares held by stockholders as a result of the Reverse Stock Split, the Company will make a cash payment equal to $1.20 (the “Cash Payment”). Accordingly, stockholders owning fewer than 1,000 pre-Reverse Stock Split shares will have no further interest in the Company, no longer be stockholders of the Company and will be entitled to receive only the Cash Payment multiplied by the number of pre-Reverse Stock Split shares owned by them. Stockholders owning at least 1,000 pre-Reverse Stock Split shares, who after the Reverse Stock Split will continue as stockholders, but own a fractional share as a result of the Reverse Stock Split will receive a Cash Payment based on their pre-Reverse Stock Split share equivalent of their fractional share. The total amount of funds necessary to make Cash Payments to stockholders in connection with the Transaction and for related expenses is estimated to be approximately $1,396,000. The funds for the Transaction will come from the Company’s available funds.

Following the Reverse Stock Split, the Company will have fewer than 300 stockholders of record. As a result, the Company will be eligible to, and intends to, suspend its reporting obligations under Section 13(a) of the Exchange Act, after which time the Company will no longer be subject to the reporting requirements under the Exchange Act.

Item 1.	Summary Term Sheet.

The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

a)

Name and Address. The name of the subject company is Hancock Fabrics, Inc., a Delaware corporation. The Company has its principal executive offices at One Fashion Way, Baldwyn, Mississippi 38824. The Company’s telephone number is (662) 365-6000.

b)	Securities. The information set forth in the Proxy Statement under the caption “Company Information -- Company Securities” is incorporated herein by reference.

c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “Company Information -- Company Securities” is incorporated herein by reference.

d)	Dividends. The information set forth in the Proxy Statement under the caption “Company Information -- Company Securities” is incorporated herein by reference.

e)	Prior Public Offerings. The Company has not made an underwritten public offering of its Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the captions “Company Information -- Company Securities” is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

a)

Name and Address. The filing person, the Company, is also the subject company, with its address and telephone number provided in Item 2(a) above. The name of each director and executive officer of the Company is set forth as follows:

Board of Directors
Steven R. Morgan
Sam P. Cortez
Steven D. Scheiwe
Neil S. Subin

Executive Officers
Steven R. Morgan
James B. Brown
Dennis Lyons

The address of each director and executive officer of the Company is c/o Hancock Fabrics, Inc., One Fashion Way, Baldwyn,  Mississippi 38824.

b)	Business and Background of Entities. Not applicable.

c)

Business and Background of Natural Persons. The information set forth in the Proxy Statement under the captions “Company Information -- Certain Information Concerning the Company, the Company’s Directors and Executive Officers and the Filing Persons” and “Company Information -- Directors, Executive Officers and Corporate Governance” is incorporated herein by reference.

Each of the Company’s directors and executive officers is a citizen of the United States.

Item 4.     Terms of the Transaction.

a)

Material Terms. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors,” and “Questions and Answers Regarding Proposals for the Annual Meeting” is incorporated herein by reference.

c)

Different Terms. The information set forth in the Proxy Statement under the captions “Summary Term Sheet -- Effects of the Transaction”, “Special Factors -- Effects of the Transaction” and “Other Matters Relating to the Transaction -- Potential Conflicts of Interests” is incorporated herein by reference.

d)	Appraisal Rights. The information set forth in the Proxy Statement under the caption “Other Matters Related to the Transaction -- Dissenters’ Rights” is incorporated herein by reference.

e)	Provisions for Unaffiliated Security Holders. The Company has not made any provision to grant its unaffiliated stockholders access to the corporate files of the Company.

f)	Eligibility for Listing or Trading. Not applicable.

Item 5.     Past Contacts, Transactions, Negotiations and Agreements.

a)	Transactions. The information set forth in the Proxy Statement under the caption “Company Information — Related Party Transactions” is incorporated herein by reference.

b)	Significant Corporate Events. None.

c)	Negotiations or Contacts. None.

e)

Agreements Involving the Company’s Securities. The information set forth in the Proxy Statement under the caption “Other Matters Related to the Transaction -- Potential Conflicts of Interest” is incorporated herein by reference.

Item 6.     Purposes of the Transaction and Plans or Proposals.

a)

Purpose. The information set forth in the Proxy Statement under the captions “Summary Term Sheet -- Purpose of the Transaction”, “-- Background of the Transaction” and “Special Factors -- Purpose of the Transaction” and “-- Background of the Transaction” is incorporated herein by reference.

b)	Use of Securities Acquired. The fractional shares of Common Stock acquired by the Company in the Reverse Stock Split will be cancelled and returned to the status of authorized but unissued shares.

c)

Plans. The transaction is a Reverse Stock Split. The information set forth in the Proxy Statement under the captions “Summary Term Sheet -- Reverse Stock Split”, “-- Purpose of the Transaction”, “-- Effects of the Transaction” and “Special Factors -- Purpose of the Transaction”, “-- Background of the Transaction”, “-- Effects of the Transaction” and “-- Fairness of the Transaction” is incorporated herein by reference.

Item 7.     Purposes, Alternatives, Reasons and Effects.

a)

Purposes. The information set forth in the Proxy Statement under the captions “Summary Term Sheet -- Purpose of the Transaction”, “-- Background of the Transaction” and “Special Factors -- Purpose of the Transaction” and “-- Background of the Transaction” is incorporated herein by reference.

b)

Alternatives. The information set forth in the Proxy Statement under the captions “Summary Term Sheet -- Background of the Transaction” and “Special Factors -- Background of the Transaction” is incorporated herein by reference.

c)

Reasons. The information set forth in the Proxy Statement under the captions “Summary Term Sheet -- Purpose of the Transaction” and “Special Factors -- Reasons for the Transaction” is incorporated herein by reference.

d)

Effects. The information set forth in the Proxy Statement under the captions “Summary Term Sheet -- Reverse Stock Split”, “-- Purpose of the Transaction”, “-- Fairness of the Transaction”, “-- Tax Consequences”, “-- Effects of the Transaction” and “Special Factors -- Purpose of the Transaction”, “-- Background of the Transaction”, “-- Reasons for the Transaction”, “-- Effects of the Transaction” and “Other Matters Related to the Transaction – Certain Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.     Fairness of the Transaction.

a)

Fairness. The information set forth in the Proxy Statement under the captions “Summary Term Sheet -- Fairness of the Transaction” and “Special Factors -- Fairness of the Transaction” is incorporated herein by reference.

b)

Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions “Summary Term Sheet -- Fairness of the Transaction”, “Special Factors -- Summary of Fairness Opinion” and “-- Fairness of the Transaction” is incorporated herein by reference.

c)	Approval of Security Holders. The information set forth in the Proxy Statement under the caption “Other Matters Related to the Transaction -- Stockholder Approval” is incorporated herein by reference.

d)

Unaffiliated Representative. No one retained any unaffiliated representative to act solely on behalf of unaffiliated security holders for any purpose. The information set forth in the Proxy Statement under the caption “Special Factors -- Fairness of the Transaction” is incorporated herein by reference.

e)	Approval of Directors. The information set forth in the Proxy Statement under the caption “Special Factors -- Fairness of the Transaction” is incorporated herein by reference.

f)	Other Offers. None.

Item 9.     Reports, Opinions, Appraisals and Negotiations.

a)

Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the captions “Questions and Answers About the Transaction,” “Special Factors—Fairness of the Transaction” and in Exhibit A hereto is incorporated herein by reference.

b)

Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the captions “Questions and Answers About the Transaction,” “Special Factors—Fairness of the Transaction” and in Exhibit A hereto is incorporated herein by reference.

c)	Availability of Documents. The information set forth in the Proxy Statement under the caption “Special Factors—Summary of Fairness Opinion” is incorporated herein by reference.

Item 10.     Source and Amounts of Funds or Other Consideration

a)	Source of Funds. The information set forth in the Proxy Statement under the caption “Other Matters Related to the Transaction -- Source and Amounts of Funds” is incorporated herein by reference.

b)	Conditions. The information set forth in the Proxy Statement under the caption “Other Matters Related to the Transaction -- Source and Amounts of Funds” is incorporated herein by reference.

c)	Expenses. The information set forth in the Proxy Statement under the caption “Other Matters Related to the Transaction -- Source and Amounts of Funds” is incorporated herein by reference.

d)	Borrowed Funds. The information set forth in the Proxy Statement under the caption “Other Matters Related to the Transaction -- Source and Amounts of Funds” is incorporated herein by reference.

Item 11.     Interest in Securities of the Subject Company.

a)

Securities Ownership. The information set forth in the Proxy Statement under the caption “Company Information -- Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

b)	Securities Transactions. The information set forth in the Proxy Statement under the caption “Company Information -- Company Securities -- Equity Repurchases”.

Item 12.     The Solicitation or Recommendation.

d)

Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the captions “Summary Term Sheet -- Voting Information” “Special Factors -- Stockholder Approval”, “Special Factors -- Effects of the Transaction” and “Other Matters Related to the Transaction -- Potential Conflicts of Interest” are incorporated herein by reference.

e)

Recommendation of Others. The information set forth in the Proxy Statement under the captions “Summary Term Sheet -- Reverse Stock Split”, “Summary Term Sheet -- Voting Information”, “Special Factors -- Background of the Transaction”, “Special Factors -- Effects of the Transaction”, “Special Factors -- Fairness of the Transaction”, “Special Factors -- Stockholder Approval”, “Special Factors -- Effects of the Transaction” and “Other Matters Related to the Transaction -- Potential Conflicts of Interest” are incorporated herein by reference.

Item 13.     Financial Statements.

a)

Financial information. The audited financial statements and unaudited interim financial statements are incorporated herein by reference in the Proxy Statement from the Company’s Annual Report on Form 10-K for the year ended January 25, 2014 and the Company's Quarterly Report on Form 10-Q for the three month period ended April 26, 2014.

b)	Pro Forma information. Not applicable.

Item 14.     Persons/Assets, Retained, Employed, Compensated or Used.

a)	Solicitations or Recommendations. Not applicable.

b)	Employees and Corporate Assets. Not applicable.

Item 15.     Additional Information.

b)	The information set forth in the Proxy Statement and each Exhibit thereto is incorporated herein by reference.

Item 16.     Exhibits.

(a)(3) Notice of Annual Meeting and Preliminary Proxy Statement of the Company, including all appendices and the proxy card attached thereto (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on May 9, 2014);

(a)(5)(i) Financial statements and notes thereto included in the Annual Report on Form 10-K for the year ended January 25, 2014 (incorporated herein by reference to such report filed with the SEC on April 25, 2014);

(a)(5)(ii) Financial Statements and notes thereto included in the Quarterly Report on Form 10-Q for the three month period ended April 26, 2014 (incorporated herein by reference to such report filed with the SEC on June 10, 2014);

(b) Amended and Restated Loan and Security Agreement dated November 15, 2012 by and among Hancock Fabrics, Inc., HF Merchandising, Inc., Hancock Fabrics of MI, Inc., Hancockfabrics.com, Inc., Hancock Fabrics, LLC, HF Enterprises, Inc., HF Resources, Inc., the lenders from time to time party thereto, General Electric Capital Corporation, as working capital agent, and GA Capital, LLC, as term loan agent (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed on November 19, 2012).

(c) (i) The opinion of Sutter Securities Incorporated, dated April 25, 2014, attached as Exhibit A to the Proxy Statement, is incorporated herein by reference.

(c)(ii) The Materials Provided by Sutter Securities Incorporated, attached as Exhibit D to the Proxy Statement, is incorporated herein by reference.

(d) Not applicable

(f) Not applicable

(g) Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2014

HANCOCK FABRICS, INC.

By:	/s/ James B. Brown
Name:	James B. Brown
Title:	Executive Vice President, Chief Financial Officer and Secretary